Zodiac Exploration Inc.

TSX VENTURE: ZEX

March 21, 2011

Zodiac Exploration Sets Production Casing in 4-9 Well in Kings County, California

CALGARY, ALBERTA – Zodiac Exploration Inc. (“Zodiac” or the “Company”) (TSX VENTURE:ZEX) announced today that its first evaluation well (the “4-9 well”) on the Jaguar prospect in Kings County, California, has reached a total depth of 14,961 feet in the Kreyenhagen Formation and a 7 inch production liner has been set from 12,948 feet to 14,950 feet.

Murray Rodgers, President & CEO, commented, “I am extremely pleased with our results to date, all of the Company’s expectations have been met.  We have logged over 1,000 feet of potential pay despite having stopped drilling within a potential reservoir. We observed high gas readings, oil fluorescence in drill cuttings, and natural fractures with live oil in core, in the Allison/Whepley, Vaqueros, and Tumey/Kreyenhagen Formations.  These observations occurred despite mud weights which exceeded on average 15.2 pounds per gallon.  Continuous background gas readings of approximately 50 units with gas readings of up to 1400 units were recorded on mud logs over this entire interval with gas shows having compositions of C1-C5 which is characteristic of an oil charged system. It is Zodiac’s view that we are rapidly moving towards proving up a major light oil accumulation. Further confirmation is required, with the next step in this process being the upcoming testing program for the 4-9 well which is expected to provide us with valuable reservoir data that will assist the Company in optimizing its completion strategy for future wells.

On the operations front our team overcame exceptionally wet weather and early start up mechanical issues that could not have been foreseen, to achieve a very high level of operational performance which enabled Zodiac to far exceed its original expectations in terms of the amount of core that could be collected. While these factors led to an overall increase in drilling costs of approximately 30% (originally estimated to be approximately $11.5 million), the additional data collected are invaluable.  These technical and operational results are significant accomplishments for Zodiac.”

The 4-9 well, which was spud on December 25, 2010, is the first deep test in the Kettleman City area in the last 25 years and provides critical core and modern well log data over several prospective light oil resource targets. Core, drilling and petrophysical data obtained from the 4-9 well supports the Company’s expectations for the oil potential of the Allison/Whepley and Vaqueros Formations. In addition, the data support the Company’s hypothesis that the underlying Tumey/Kreyenhagen Formations are major new oil plays in the San Joaquin Basin. The 4-9 well intersected greater than 650 feet of a total approximate regional thickness of 800 feet of the underlying Tumey/Kreyenhagen Formation.   The Tumey/Kreyenhagen Formation are primary source rocks in the San Joaquin Basin and Zodiac has accumulated approximately 85,000 net acres in the ‘oil window’.

Overall, the Company recovered 417.1 feet of core over 6 geological horizons within the Monterey, Allison/Whepley, Vaqueros and Tumey/Kreyenhagen Formations. Specialized core analyses will be conducted over the next few months to determine an array of rock properties.

In addition to the core, a full suite of modern wireline well logs has been acquired which, with the existing 3-D seismic data, will provide Zodiac with state-of-the-art data which will enable Zodiac to systematically identify and rank all potential reservoir targets and to further refine and implement a testing and appraisal program.

Preliminary log analyses from Sonic and Resistivity logging tools indicate possible gross oil pay of approximately 1,000 feet in the Allison/Whepley, Vaqueros and Tumey/Kreyenhagen Formations.  The Company expects that the Gross Oil Pay of the underlying Formations will vary across its acreage position and that not all acreage will be prospective for each of the Formations in all currently held lands.

Further core and log analyses are underway to assist in the completion phase and to optimize the testing program for the 4-9 well.  The Company is planning to test up to four potential reservoir targets with the primary purpose being to establish the reservoir parameters (pressures, permeabilities, fluid composition, skin i.e. damage) necessary to evaluate the commercial viability of each zone tested. The program is expected to commence in the last week of March and span 30 to 60 days, depending on the the number of zones tested. The testing program is expected to assist the Company in identifying the first zone in which to place a horizontal well. Following testing of the 4-9 well, the Company plans to immediately move the rig to a second location to drill this horizontal well, currently planned for mid-May.

Prior Resource Evaluation

In the spring of 2010, Sproule U.S. Limited prepared a Resource Assessment and Evaluation report, in compliance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities, on the resource estimates and values in respect of certain of Zodiac's properties entitled "Evaluation of the Jaguar Prospect, San Joaquin Basin, California, as of June 1, 2010, for Zodiac Exploration Corp.” (the “Resource Evaluation Report”).   A summary of Resource Evaluation Report is included in the Company’s AIF which has been filed on SEDAR.

The Resource Evaluation Report included only the Alison/Whepley and Vaqueros Formations in the Jaguar prospect area, which at the time of completion of the Resource Evaluation Report, Zodiac held an 80% interest in 56 gross sections (28,672 net acres).  Zodiac now holds approximately 29,050 net acres in the Jaguar prospect area and has increased its overall acreage position to approximately 85,000 net acres which are highly contiguous and concentrated within the ‘oil window’ of the Tumey/Kreyenhagen Formation. The Panther prospect is included in this acreage count (acreage which was acquired by the Company pursuant to an asset acquisition which closed on January 31, 2011), which in light of the current 4-9 well results combined with historical well data, in and around its acreage, further support Zodiac’s view that its entire land base is highly prospective for Whepley, Vaqueros, and Tumey/Kreyenhagen Formations as well as conventional targets. The Monterey Formation is an additional light oil resource target of the Company in the Panther prospect area.

Forward Looking Statements

This press release contains certain forward-looking statements and forward-looking information (collectively referred to herein as "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact are forward-looking statements. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes. In particular, this press release contains forward-looking statements pertaining to the following: the Company's planned testing and evaluation of various zones and formations within the 4-9 well; and the spudding of the Company’s second well.

Forward-looking information is based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors (many of which are beyond the control of Zodiac) that could cause actual events or results to differ materially from those anticipated in the forward-looking information. Some of the risks and other factors could cause results to differ materially from those expressed in the forward-looking information include, but are not limited to: operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, acquisitions of reserves and resources, undeveloped lands, skilled personnel and supplies; risks associated with the uncertainty of resource estimates; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in producing reserves; the uncertainty of estimates and projections of production, costs and expenses; unanticipated operating events or performance which can reduce production or cause production to be shut in or delayed; incorrect assessments of the value of acquisitions; the need to obtain required approvals from regulatory authorities; stock market volatility; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; access to capital; and other factors. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things: the timing and costs of drilling and completion expenditures; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; the ability of the Company to obtain and retain qualified staff, equipment and services in a timely and cost efficient manner; and the general stability of the economic and political environment in which the Company operates. Readers are cautioned that the foregoing list of factors is not exhaustive.

The forward-looking information contained in this news release is expressly qualified by this cautionary statement. Zodiac does not undertake any obligation to update or revise any forward-looking statements to conform such information to actual results or to changes in our expectations except as otherwise required by applicable securities legislation. Readers are cautioned not to place undue reliance on forward-looking information.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

For more information, please contact

Zodiac Exploration Inc.
Randy Neely
Chief Financial Officer
(403) 444-7848
or
Zodiac Exploration Inc.
Murray Rodgers
President & CEO
(403) 444-7844
www.zodiacexploration.ca